October 21, 2005

United States Securities and Exchange Commission

Office of Global Security Risk

Washington, D.C.  20549-5546

Attention:  Cecilia D. Blye, Chief

Re:	Stewart & Stevenson Services, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2005
Forms 10-Q for Fiscal Quarters Ended
July 31, 2004, April 30, 2005 and July 30, 2005
File No. 001-11443

Dear Ms. Blye:

This letter is written in response to your comment letter to us dated September 14, 2005.  The comment from your letter is restated below, followed by our response.

Comment 1: We note the statement on page 19 of your Form 10-Q for the fiscal quarter ended July 30, 2005 that “[f]iscal 2004 results included a $0.4 million inventory impairment charge resulting from U.S. trade sanctions against Syria and the $0.6 million gain associated with the disposal of an idle manufacturing facility.”  We note similar statements in your Forms 10-Q for the periods ended April 30, 2005 and July 31, 2004.

In light of the fact that the U.S. State Department has identified Syria as a state sponsor of terrorism and Syria is subject to economic sanctions administered by the Treasury Department’s Office of Foreign Assets Control, please describe for us your prior, current and anticipated operations in, and other direct or indirect contacts with, Syria.  Provide us with further information regarding the above-referenced inventory impairment charge, including the nature and extent of your contacts with Syria that resulted in your taking the charge.  Please also describe the materiality of your operations in, and contacts with, Syria, and your view as to whether they constitute a material investment risk for your security holders.

Response: We do not currently have, nor have we ever had, operations in Syria, nor do we anticipate forming any.  Prior to the imposition of U.S. sanctions against Syria under Presidential Executive Order 13334 (69 Fed. Reg. 26,751, May 13, 2004), we occasionally sold oilfield service equipment into Syria, using CECA Supply and Services, Inc. (“CECA”), a registered sales agent, to sell such equipment on a commission basis.  In compliance with EO 13334, we ceased all exports to Syria as of the effective date of EO 13334.  As of that date, we had two equipment orders in process for well stimulation equipment (coiled tubing units and acid pumpers) for Syrian Petroleum Corporation, the national oil company of Syria.  In compliance with EO 13334, we did not ship any goods to Syria under these orders.  These orders, which were scheduled to be shipped in 2004, were the first orders we had obtained for Syria since 1996.

At the time the sanctions went into place, the first contract, which was a $2.4 million order for specialized coiled tubing units, was nearly completed and was scheduled for shipment by the end of May 2004.  Total costs incurred and recorded in work-in-process at the time of the sanctions was approximately $1.95 million.  On the second contract, a $3.1 million order for acid pumping equipment scheduled for shipment in October 2004, the Company had incurred only $44,000 of engineering costs and minimal material costs when the sanctions were announced.  The Company had bid and performance bonds outstanding on these two projects, as well as a third project which was terminated as a result of the sanctions.  The total potential drawdown on the outstanding bid and performance bonds was $404,800.

The Company analyzed the costs incurred and balances in work-in-process inventory related to the Syrian Petroleum contracts, and considered the likelihood of recoverability of such costs.  Management believed that the units in the first contract could be marketed to other customers, but the price would likely need to be discounted as a result of certain specialized tools and features requested by Syrian Petroleum, that would have limited or no value to any other potential customer.  Management also determined that the engineering costs incurred on the second contract would not be recoverable, but that open purchase orders related to that contract could likely be cancelled with minimal penalty.  Based on this analysis, the Company recorded a charge of $350,000 to reduce the inventory balances related to the Syrian Petroleum contracts to management’s best estimate of net realizable value.  The Company recorded the charge in the fiscal quarter ended May 1, 2004, as the sanctions were announced after the end of the quarter, but before our quarterly financial statements were filed (Type I subsequent event).

At that time, management also considered whether the Company should record a liability related to the potential exposure surrounding performance bonds.  Specifically, we considered the possibility that the customer might be able to ultimately draw down on the performance bonds as a result of our inability to perform under the contracts, and that the Company in turn would be obligated to reimburse the financial institutions that issued the bonds.  Management determined at the time that it was not probable that the bonds would be drawn.

These two Syrian sales contracts would have generated total sales of approximately $5.5 million, which is less than 0.5% of the Company’s consolidated sales during fiscal 2004.  As the only investment related to Syria was the inventory and obligations related to these sales contracts, which were suspended in compliance with EO 13334 and which in and of themselves were not material to the Company’s operations taken as a whole, management believes that its issues related to Syria do not constitute a material investment risk for the Company’s security holders.

Furthermore, we acknowledge the following:

1.                                                      The Company is responsible for the adequacy and accuracy of the disclosure in the filings required under the Exchange Act of 1934.

2.                                                      Staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.                                                      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions on the information provided above, please contact Scott Biar, our Chief Accounting Officer, at (713) 868-7697 or me at (713) 868-7865.

Sincerely,

/s/ John B. Simmons

John B. Simmons
Senior Vice President, Chief Financial
Officer and Treasurer

Cc:	Charles H. Still, Fulbright & Jaworski
Michael Gregorcyk, Ernst & Young